Exhibit 15.2

The following is an excerpt of the Group’s Amendment No. 7 to the Registration Statement on Form F-4 (the “Registration Statement”) filed on October 1, 2007 (Registration No. 333-144752) entitled “Summary of the Consortium and Shareholders’ Agreement”. All references and defined terms are to the Registration Statement.

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SUMMARY OF THE CONSORTIUM AND SHAREHOLDERS' AGREEMENT

The following description of the Consortium and Shareholders' Agreement describes the material terms of the agreement and its schedules but does not purport to describe all the terms of the agreement. See "Additional Information for Securityholders" for information on how you can obtain a copy of the Consortium and Shareholders' Agreement, which has been filed as an exhibit to this registration statement. We urge you to read carefully the entire Consortium and Shareholders' Agreement because it contains important information and it is the legal document that governs the arrangements among Fortis, RBS, Santander and RFS Holdings in relation to the offers and the Transaction.

Overview

The Consortium and Shareholders' Agreement governs the relationships among Fortis, RBS, Santander and RFS Holdings in relation to the offers and was executed by and among them on 28 May 2007, was supplemented on 17 September 2007 and may be further amended or supplemented from time to time.

The arrangements contemplated by the Consortium and Shareholders' Agreement include:

•	the funding of RFS Holdings in connection with the offers;

•	the governance of RFS Holdings both before and after the acquisition of ABN AMRO;

•	Fortis's, RBS's and Santander's equity interests in RFS Holdings;

•	the transfer of certain ABN AMRO Businesses, assets and liabilities to Fortis, RBS and Santander (or their group members) after the acquisition of ABN AMRO by RFS Holdings;

•	the management and disposal of any businesses, assets and liabilities of ABN AMRO not intended to be transferred to Fortis, RBS or Santander;

•	allocation of core Tier 1 capital;

•	further funding obligations of Fortis, RBS and Santander after the acquisition of ABN AMRO where funding is required by regulatory authorities in connection with the ABN AMRO Businesses;

•	allocation of taxes and conduct of tax affairs; and

•	certain other matters referred to in the Consortium and Shareholders' Agreement.

Key provisions of the Consortium and Shareholders' Agreement

Funding of RFS Holdings

Fortis, RBS and Santander have agreed to subscribe for shares in RFS Holdings of a sufficient amount to fund the consideration due under the offers. This funding commitment is split among Fortis, RBS and Santander as follows:

•	Fortis: 33.8%,

•	RBS: 38.3%, and

•	Santander: 27.9%.

Approximately 6% of RFS Holdings' commitment will be satisfied by the issue of RBS ordinary shares in connection with the offers.

Ownership of RFS Holdings

Upon settlement of the offers, Fortis, RBS and Santander will have shareholdings in RFS Holdings that are equal to their proportionate funding commitments. At least four classes of shares will be issued by RFS Holdings immediately prior to settlement of the offers in order to fund the consideration due, with at least one class for each of Fortis, RBS and Santander and one class issued to all three. The capital and income rights of the classes of shares that will be issued to Fortis, RBS and Santander, respectively, will be linked to the net assets and income of the ABN AMRO Businesses that each of the Banks or their respective affiliates will acquire following implementation of the restructuring of the ABN AMRO Group. The class to be issued to each of Fortis, RBS and Santander, which will be issued to the Banks in proportion to their funding commitments, will reflect their pro rata interests in the businesses, assets and liabilities that are not being acquired by any of them individually.

Governance

Conduct of the offers

Whilst the offers are being conducted, RFS Holdings has six directors (two nominated by each of Fortis, RBS and Santander) and all decisions, including those relating to the offers (for example, whether to declare the offers unconditional) will require the agreement of at least one board nominee of each of Fortis, RBS and Santander. Expenses incurred by RFS Holdings in connection with the conduct of the offers will be shared between Fortis, RBS and Santander in proportion to their shareholdings.

Post completion

Upon settlement of the offers, the board of RFS Holdings will be reduced to four directors, two nominated by RBS and one nominated by each of Fortis and Santander. Sir Fred Goodwin of RBS will be one of the RBS nominees and will also be the Chairman of the board, with a casting vote to decide matters on which the board cannot otherwise agree. Board decisions will generally be taken by a simple majority subject to minority protections in the form of reserved matters set out in the

Consortium and Shareholders' Agreement that will require the approval of at least one director nominated by each of Fortis, RBS and Santander.

Reorganisation

See "Background to and Reasons for the Offers" for details of which businesses and assets of ABN AMRO each of Fortis, RBS and Santander will acquire following implementation of a post-acquisition reorganisation of ABN AMRO. No changes can be made to this allocation of businesses and assets unless Fortis, RBS and Santander agree otherwise at a later stage. Under the terms of the Consortium and Shareholders' Agreement, each of Fortis, RBS and Santander will bear the costs and liabilities (historic and future) relating to the ABN AMRO assets it will ultimately acquire (with certain exceptions in relation to tax) and indemnities among Fortis, RBS and Santander reflect this position.

Businesses, assets and liabilities that are not to be acquired by any of Fortis, RBS or Santander individually will be disposed of over a period of time with a view to maximising value for the shareholders of RFS Holdings. The terms of the agreement provide for disposal of such of these assets as are to be sold as soon as possible.

The agreement contains provisions for determination of issues relating to the restructuring on which Fortis, RBS and Santander are unable to agree in the context of the restructuring.

If, prior to the implementation of the restructuring, it becomes clear that the necessary approvals for the transfer of assets to Fortis, RBS or Santander, as applicable, will not be obtained (such as due to rejection by a financial regulatory authority), the shareholder of RFS Holdings that was the intended acquirer of such assets will arrange for the sale of such assets and will be entitled to the proceeds of such sale.

Allocation of capital on restructuring

The core Tier 1 capital of ABN AMRO will be allocated between businesses in accordance with the allocation in the accounting records underlying the audited financial statements of ABN AMRO for the year ended 31 December 2006. However, if that allocation results in the ABN AMRO Businesses to be acquired by any of Fortis, RBS or Santander having a ratio of core Tier 1 capital to risk weighted assets of below a specified level, the other shareholders of RFS Holdings are obliged to procure the contribution (in proportion to their allocation of capital) of sufficient core Tier 1 capital to the affected shareholder's acquired businesses to increase the ratio (to the extent that certain other intra-ABN AMRO measures do not achieve the same result). The contributing shareholders are entitled to a return on the core Tier 1 capital they contribute to the affected shareholder's acquired businesses. The relevant Banks will agree a reference benchmark rate and the return to which the contributing shareholders are entitled will be determined by reference to the return that benchmark generates.

Intra-group arrangements

Following settlement of the offers, all shared services will continue on the same terms as applied by ABN AMRO as at 31 December 2006, unless Fortis, RBS and Santander agree otherwise. Following a review to identify anomalous terms or inappropriate pricing, if any party (provider/recipient) wishes to change the basis on which such services are provided, it will be required, following agreement amongst Fortis, RBS and Santander, to make recommendations to the board of RFS Holdings for its approval.

Provision of further capital

It has been accepted that the ABN AMRO Group will continue to act as a single coordinated institution in respect of all liabilities, requirements and regulatory interfaces. Until such time as all ABN AMRO assets have been transferred out of the group of which RFS Holdings will be the parent company, if any parental support were to be provided, it would come directly from RBS who would thereafter share the consequences with Fortis and Santander. If the parental support were to be provided in relation to a business to be acquired by a shareholder of RFS Holdings, the intended owner of the business giving rise to the provision of parental support will be responsible as between the Banks for providing the relevant support in accordance with the provisions of the CSA. If parental support were to be provided in relation to assets that are not to be acquired by any shareholder of RFS Holdings, the shareholders will share the consequences of providing the parental support in proportion to their shareholdings. In the event that the FSA increases the capital requirements of RBS and that obligation arises in relation to one of the ABN AMRO Businesses to be acquired by Fortis or Santander, the Banks will agree in good faith and acting reasonably how to satisfy the imposed requirements or otherwise alleviate the issue.

Information technology and operations

There will be a specially constituted Transition Management Committee (established by the ABN AMRO Managing Board). The Transition Management Committee will institute a number of Transition Steering Groups, which will be tasked with overseeing and agreeing on information technology and operational matters, including the separation of all information technology and operations assets used by or relating to businesses owned by more than one of Fortis, RBS and Santander.

Intra-group debt

The agreement provides that there will be no repayment of intra-group debt when assets are transferred to Fortis, RBS and Santander. Accordingly, unless otherwise agreed, such debt will continue to maturity according to its terms.

Regulatory compliance

Fortis, RBS and Santander have each undertaken to co-operate fully to ensure that ABN AMRO continues to meet its regulatory obligations following completion of the offers. The agreement provides that RBS will take the lead in ensuring such compliance.

Provision of information

RFS Holdings is required to provide appropriate information to its shareholders subject to competition law and regulatory requirements.

Termination and conditionality

The agreement terminates if (i) the offers terminate, (ii) necessary shareholder approvals by the shareholders of Fortis, RBS and Santander, respectively, are not obtained or (iii) Fortis, RBS and Santander unanimously agree such a termination. The funding obligations of the shareholders of RFS Holdings are conditional on the receipt of all necessary approvals required for the offers to complete.

Transfer of shares

Transfers of shareholdings in RFS Holdings to third parties are restricted although intra-group transfers are permitted subject to Fortis, RBS and Santander retaining responsibility for their contractual obligations.

Governing law/arbitration

The agreement is governed by English law. Subject to the expert determination provisions referred to above, disputes will be resolved by arbitration in Paris under the rules of the International Chamber of Commerce.